RELIANCE Infrastructure
Anil Dhirubhai Ambani Group

Reliance Infrastructure Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rinfra.com

RECEIVED
2009 JUN 29 A 5:43

09046422

June 24, 2009

Exemption No : 82-35008

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

SUPPL

Dear Mr. Dudek

Sub : **Disclosures made to Indian Stock Exchanges**

We refer to your letter granting exemption under Rule 12g3-2(b) of the Securities Act, 1934 and wish to inform you that we have submitted following letters to the Stock Exchanges in India as per requirements under the Listing Agreement executed with them.

Sr.No.	**Particulars**
1.	Letters dated June 24, 2009, intimating the convening of Annual General Meeting of the Company and book closure dates.

Copies of the above letters are enclosed herewith for information and records.

For Reliance Infrastructure Limited

Ramesh Shenoy
Company Secretary

RELIANCE Infrastructure
Anil Dhirubhai Ambani Group

Reliance Infrastructure Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055. India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rinfra.com

June 24, 2009

The Manager
Dept. of Corporate Services
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001
Telephone: 22722375/2272 1233/34
Fax : 2272 2037/39/41/3121/3719
BSE Scrip Code : 500390

Dear Sirs,

Sub: **Convening of Annual General Meeting and closure of books**

The 80th Annual General Meeting of the Company will be held on Tuesday, July 21, 2009 at 2.00 p.m. at Birla Matushri Sabhagar, 19, Sir Vithaldas Thackersey Marg, Mumbai 400 020.

Pursuant to Clause 16 of the Listing Agreement entered into with the Stock Exchanges, we hereby notify the following Book Closure dates for the payment of dividend for the year ended March 31, 2009, if any.

Security Code	**Type of Security and Paid up value**	**Book Closure From To**	**Record Date**	**Purpose**
500390*	Equity Shares Rs. 10 paid-up	Friday July 3, 2009 to Friday, July 10, 2009 (both days inclusive)	N.A.	To determine the entitlement, if any, for payment of dividend for the financial year ended March 31, 2009

* As per Bombay Stock Exchange

We request you to inform your members, accordingly.

Yours faithfully
For Reliance Infrastructure Limited

Ramesh Shenoy
Company Secretary

RELIANCE Infrastructure
Anil Dhirubhai Ambani Group

Reliance Infrastructure Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rinfra.com

June 24, 2009

The Manager
Dept. of Corporate Services
Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001
Telephone: 22722375/2272 1233/34
Fax : 2272 2037/39/41/3121/3719
BSE Scrip Code : 500390

Dear Sirs,

Sub: **Revised Book Closure dates as under**

Further to our Letter dated June 24, 2009, we hereby submit the Revised Book Closure dates as under:

Security Code	Type of Security and Paid up value	Book Closure From To	Record Date	Purpose
500390*	Equity Shares Rs. 10 paid-up	Monday July 6, 2009 to Friday, July 10, 2009 (both days inclusive)	N.A.	To determine the entitlement, if any, for payment of dividend for the financial year ended March 31, 2009

* As per Bombay Stock Exchange

We request you to inform your members, accordingly.

Yours faithfully
For Reliance Infrastructure Limited

Ramesh Shenoy
Company Secretary

RELIANCE Infrastructure
Anil Dhirubhai Ambani Group

Reliance Infrastructure Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rinfra.com

June 24, 2009

The Asst Vice President
Listing Department
National Stock Exchange of India Ltd
Exchange Plaza, C-1, Block G
Bandra-Kurla Complex, Bandra (East)
Mumbai 400 051
Telephone:26598235/26598236
Fax : 2659 8237/38
NSE Symbol : RELINFRA

Dear Sirs,

Sub: **Revised Book Closure dates as under**

Further to our Letter dated June 24, 2009, we hereby submit the Revised Book Closure dates as under:

Security Code	**Type of Security and Paid up value**	**Book Closure From To**	**Record Date**	**Purpose**
RELINFRA*	Equity Shares Rs. 10 paid-up	Monday July 6, 2009 to Friday, July 10, 2009 both days inclusive)	N.A	To determine the entitlement, if any, for payment of dividend for the financial year ended March 31. 2009

*As per National Stock Exchange

Yours faithfully
For Reliance Infrastructure Limited

Ramesh Shenoy
Company Secretary

RELIANCE Infrastructure
Anil Dhirubhai Ambani Group

Reliance Infrastructure Limited
Reliance Energy Centre
Santa Cruz (E)
Mumbai 400 055, India

Tel: +91 22 3009 9999
Fax: +91 22 3009 9775
www.rinfra.com

June 24, 2009

The Asst Vice President
Listing Department
National Stock Exchange of India Ltd
Exchange Plaza, C-1, Block G
Bandra-Kurla Complex, Bandra (East)
Mumbai 400 051
Telephone:26598235/26598236
Fax : 2659 8237/38
NSE Symbol : RELINFRA

Dear Sirs,

Sub: **Convening of Annual General Meeting and closure of books**

The 80th Annual General Meeting of the Company will be held on Tuesday, July 21, 2009 at 2.00 p.m. at Birla Matushri Sabhagar, 19, Sir Vithaldas Thackersey Marg, Mumbai 400 020.

Pursuant to Clause 16 of the Listing Agreement entered into with the Stock Exchanges, we hereby notify the following Book Closure dates for the payment of dividend for the year ended March 31, 2009, if any.

Security Code	**Type of Security and Paid up value**	**Book Closure From To**	**Record Date**	**Purpose**
RELINFRA*	Equity Shares Rs. 10 paid-up	Friday July 3, 2009 to Friday, July 10, 2009 both days inclusive)	N.A	To determine the entitlement, if any, for payment of dividend for the financial year ended March 31, 2009

*As per National Stock Exchange

Yours faithfully
For Reliance Infrastructure Limited

Ramesh Shenoy
Company Secretary